Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2017

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2017	2016	2017	2016

Revenues	$456,520	$409,083	$1,267,347	$1,101,773

Cost of revenues	317,100	292,389	891,450	781,329
Selling, general and administrative expenses	87,164	70,609	257,663	223,003
Depreciation	6,793	5,573	19,893	16,256
Amortization of intangible assets	3,589	4,475	10,340	9,700
Goodwill impairment charge (note 5)	6,150	-	6,150	-
Acquisition-related items	1,180	(541)	1,951	(148)
Operating earnings	34,544	36,578	79,900	71,633

Interest expense, net	2,499	2,284	7,378	6,739
Other income, net	(1,317)	(71)	(1,522)	(172)
Earnings before income tax	33,362	34,365	74,044	65,066
Income tax (note 6)	12,221	11,427	22,018	22,539
Net earnings	21,141	22,938	52,026	42,527

Non-controlling interest share of earnings (note 9)	2,582	2,863	6,741	5,179
Non-controlling interest redemption increment (note 9)	3,096	4,311	6,829	10,534
Net earnings attributable to Company	$15,463	$15,764	$38,456	$26,814

Net earnings per common share (note 10)

Basic	$0.43	$0.44	$1.07	$0.75
Diluted	0.42	$0.43	$1.05	$0.74

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2017	2016	2017	2016

Net earnings	$21,141	$22,938	$52,026	$42,527

Foreign currency translation gain (loss)	1,237	(348)	2,227	1,114

Comprehensive earnings	22,378	22,590	54,253	43,641

Less: Comprehensive earnings attributable to non-controlling interests	5,678	7,174	13,570	15,713

Comprehensive earnings attributable to Company	$16,700	$15,416	$40,683	$27,928

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2017	December 31, 2016
Assets
Current Assets
Cash and cash equivalents	$62,212	$43,384
Restricted cash	16,577	13,450
Accounts receivable, net of allowance of $8,722 (December 31, 2016 -
$8,815)	184,451	164,074
Income tax recoverable	9,625	2,581
Inventories	37,509	29,712
Prepaid expenses and other current assets	25,801	25,853
Deferred income tax	-	24,738
	336,175	303,792

Other receivables	3,789	3,796
Other assets	704	1,319
Fixed assets	80,985	73,083
Deferred income tax	569	1,693
Intangible assets	134,107	121,115
Goodwill	287,189	266,166
	507,343	467,172
	$843,518	$770,964

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$37,362	$32,358
Accrued liabilities	116,389	110,608
Income taxes payable	-	5,117
Unearned revenues	38,018	28,872
Long-term debt - current (note 7)	2,575	1,043
Contingent acquisition consideration - current (note 8)	5,067	2,882
Deferred income tax	-	1,942
	199,411	182,822

Long-term debt - non-current (note 7)	292,180	249,866
Contingent acquisition consideration (note 8)	11,621	7,560
Other liabilities	28,498	16,169
Deferred income tax	8,370	31,167
	340,669	304,762
Redeemable non-controlling interests (note 9)	108,319	102,352

Shareholders' equity	195,119	181,028
	$843,518	$770,964

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2016	35,842,611	$138,189	$46,235	$(988)	$(2,408)	$181,028

Net earnings	-	-	-	38,456	-	38,456
Other comprehensive earnings	-	-	-	-	2,227	2,227
Pre spin-off tax reallocation (note 6)	-	-	(7,221)	-	-	(7,221)
Subsidiaries’ equity transactions	-	-	467	-	-	467

Subordinate Voting Shares:
Stock option expense	-	-	3,237	-	-	3,237
Stock options exercised	278,575	5,276	(1,623)	-	-	3,653
Dividends	-	-	-	(13,198)	-	(13,198)
Purchased for cancellation	(220,019)	(880)	-	(12,650)	-	(13,530)
Balance, September 30, 2017	35,901,167	$142,585	$41,095	$11,620	$(181)	$195,119

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Cash provided by (used in)

Operating activities
Net earnings	$21,141	22,938	$52,026	$42,527

Items not affecting cash:
Depreciation and amortization	10,383	10,048	30,234	25,955
Goodwill impairment charge	6,150	-	6,150	-
Deferred income tax	(103)	4,473	260	3,379
Current income tax	(1,284)	-	(6,393)	-
Other	1,718	49	4,725	585

Changes in non-cash working capital:
Accounts receivable	(13,905)	7,768	(19,491)	(13,083)
Inventories	(174)	(2,150)	(3,591)	(3,473)
Prepaid expenses and other current assets	(261)	1,755	156	(635)
Payables and accruals	(2,284)	12,845	(7,559)	32,411
Unearned revenues	(6,231)	(10,989)	8,272	1,769
Other liabilities	11,915	2,091	11,670	(313)
Contingent acquisition consideration	-	(122)	(193)	(122)
Net cash provided by operating activities	27,065	48,706	76,266	89,000

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(22,504)	(3,353)	(35,049)	(80,434)
Purchases of fixed assets	(7,185)	(6,101)	(26,075)	(20,079)
Other investing activities	(143)	(2,656)	(5,831)	(10,104)
Net cash used in investing activities	(29,832)	(12,110)	(66,955)	(110,617)

Financing activities
Increase in long-term debt	20,033	-	61,659	87,030
Repayment of long-term debt	(7,951)	(17,156)	(19,107)	(44,812)
Sale (purchases) of non-controlling interests, net	-	(218)	(5,468)	41
Contingent acquisition consideration	-	(1,033)	(2,379)	(2,368)
Proceeds received on exercise of options	665	-	3,653	1,095
Incremental tax benefit on stock options exercised	-	100	-	1,182
Dividends paid to common shareholders	(4,403)	(4,092)	(12,743)	(11,513)
Distributions paid to non-controlling interests	(700)	(1,180)	(3,049)	(4,244)
Repurchases of Subordinate Voting Shares	(6,114)	-	(13,530)	(1,349)
Net cash provided by (used in) financing activities	1,530	(23,579)	9,036	25,062

Effect of exchange rate changes on cash	355	(122)	481	175

Increase (decrease) in cash and cash equivalents	(882)	12,895	18,828	3,620

Cash and cash equivalents, beginning of period	63,094	36,285	43,384	45,560

Cash and cash equivalents, end of period	$62,212	49,180	$62,212	$49,180

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2017

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters, Century Fire Protection, and Service America.

2.       SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2017 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2017 and 2016. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

On January 1, 2017, the Company adopted updated guidance issued by the Financial Accounting Standards Board (“FASB”) on balance sheet classification of deferred taxes, Accounting Standards Update (“ASU”) No. 2015-17. This update simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. The Company now records all deferred tax assets and liabilities, along with any related valuation allowance as non-current on the balance sheet. The Company has elected to adopt this new ASU on a prospective basis. The prior year periods have not been restated. The guidance did not have any impact on the Company’s results of operations.

On January 1, 2017, the Company adopted updated guidance issued by the FASB on share-based compensation (ASU No. 2016-09). This update simplifies how share-based payments are accounted for and presented. Income tax expense is impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. The ASU permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated or recognized when they occur. The Company has elected to account for forfeitures when they occur. This update is being applied prospectively.

On August 1, 2017, the Company adopted updated guidance issued by the FASB on accounting for goodwill impairment (ASU No. 2017-04). The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The same one-step impairment test will be applied to goodwill at all reporting units, even those with zero or negative carrying amounts. The goodwill impairment recorded in the current quarter was in accordance with this new standard, please see note 5 for further detail.

3.       RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED – In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company plans to adopt the new revenue recognition guidance in the first quarter of 2018 and will use the full retrospective method. The Company continues to evaluate the impact that adoption will have on its consolidated financial statements. Based on initial assessments, the impact of the application of the new revenue recognition guidance could result in the deferral of some revenues relating to franchise fees. The application could also result in gross revenue recognition of certain ancillary fees in the FirstService Brands segment. Previously, these would have been recorded on a net basis. The Company does not expect the impact to be more than 2% of annual consolidated revenues.

In February 2016, FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time the Company may elect to use the full or modified retrospective transition method. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2016, FASB issued ASU No. 2016-18, Restricted Cash. This ASU should reduce the diversity in practice in financial reporting for the classification of restricted cash, the classification of changes in restricted cash, and the presentation of cash payments and cash receipts that directly affect restricted cash. This ASU will require the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The guidance will be effective January 1, 2018 with retrospective transition. Beginning on the effective date, the Company will reflect restricted cash and its movements in the statement of cash flows.

4.       ACQUISITIONS – During the nine months ended September 30, 2017, the Company completed six acquisitions, three in the FirstService Residential segment and three in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired controlling interests in regional firms operating in Minnesota, Washington D.C., and Florida. In the FirstService Brands segment, the Company acquired California Closets franchises located in Southern California and Atlanta, as well as a Paul Davis Restoration franchise based in Omaha, Nebraska, all off which will be operated as company-owned locations.

The acquisition date fair value of consideration transferred for these transactions were as follows: cash of $35,049 (net of cash acquired of $1,468), notes payable of $1,000, and contingent consideration of $7,615 (2016 - cash of $80,434, notes payable of $3,434, and contingent consideration of $3,716). These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2017 was $16,688 (see note 8). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $15,839 to a maximum of $18,634. The contingencies will expire during the period extending to April 2019. During the nine months ended September 30, 2017, $2,572 was paid with reference to such contingent consideration (2016 - $2,490).

5.       GOODWILL IMPAIRMENT – A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company determined that there was impairment in the Service America reporting unit within the FirstService Brands segment driven by weak performance. The fair value of the reporting unit was determined using a discounted cash flow model, which falls within level 3 of the fair value hierarchy and is based on management’s forecast and current trends. The amount of the impairment loss related to the reporting unit was $6,150 (net of income taxes of nil).

Based on the August 1, 2017 annual test, no other goodwill impairments were identified.

6.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2017 reflected an effective tax rate of 30% (2016 - 35%) relative to the statutory rate of approximately 27% (2016 - 27%). The difference between the effective rate and the statutory rate relates primarily to the differential between tax rates in Canada and the US. This was partially offset by the impact of ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting which provides that tax effects of deductions in excess of compensation costs (“windfalls”) and tax deficiencies (“shortfalls”) be recorded in income tax expense. Prior to this update, the tax effects of windfalls and shortfalls were recorded primarily through equity.

In the quarter, there was a $7,221 resolution of a tax balance recorded in contributed surplus, relating to a balance that was allocated to the Company at the time of spin-off.

7.       LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a credit agreement with a syndicate of banks to provide a committed multi-currency credit facility (the “Facility”) of $200,000. The Facility matures on June 1, 2020 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $50,000, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

The Facility and the Company’s Senior Notes rank equally in terms of seniority. The Company has granted the lenders and Noteholders various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

8.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2017:

		Fair value measurements at September 30, 2017

	Carrying value at
	September 30, 2017	Level 1	Level 2	Level 3

Contingent consideration liability	$16,688	$-	$-	$16,688

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $249.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2017

Balance, January 1	$10,442
Amounts recognized on acquisitions	7,615
Fair value adjustments	1,322
Resolved and settled in cash	(2,572)
Other	(119)
Balance, September 30	$16,688

Less: Current portion	5,067
Non-current portion	$11,621

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%).

	September 30, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$3,789	$3,789	$3,796	$3,796
Long-term debt	294,755	307,379	250,909	263,660

9.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2017

Balance, January 1	$102,352
RNCI share of earnings	6,741
RNCI redemption increment	6,829
Distributions paid to RNCI	(3,049)
Purchases of interests from RNCI, net	(5,468)
RNCI recognized on business acquisitions	820
Other	94
Balance, September 30	$108,319

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before extraordinary items, income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Subordinate Voting Shares. The redemption amount as of September 30, 2017 was $107,454. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2017, approximately 1,600,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

10.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2017	2016	2017	2016

Basic shares	35,926	35,989	35,909	35,986
Assumed exercise of Company stock options	661	460	657	407
Diluted shares	36,587	36,449	36,566	36,393

11.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at September 30, 2017, there were 758,000 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended September 30, 2017 (2016-nil). Stock option activity for the nine months ended September 30, 2017 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,351,400	$23.05
Granted	390,500	54.88
Exercised	(278,575)	13.11
Shares issuable under options -
End of period	1,463,325	$33.44	2.24	$43,005
Options exercisable - End of period	568,175	$24.00	1.73	$23,282

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2017 was $3,237 (2016 - $2,223). As of September 30, 2017, there was $4,835 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2017, the fair value of options vested was $11,001 (2016 - $7,811).

12.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to the amended management services agreement with the Company dated and effective as of the 1st day of June, 2015, the Company agreed to make payments to a company (“FC Co”) indirectly owned by its Founder and Chairman that are contingent upon an arm’s length sale of control of the Company or upon a distribution of the Company’s assets to its shareholders. The payment amounts will be determined with reference to the consideration per Subordinate Voting Share received or deemed received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred to person(s) who are not at arm’s length to FC Co. The agreement provides for FC Co to receive the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$2.351. The second payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$4.578. Assuming an arm’s length sale of control of the Company had occurred on September 30, 2017, the aggregate amount required to be paid to FC Co, based on a market price of C$81.99 (being the closing price per Subordinate Voting Share on the Toronto Stock Exchange on September 30, 2017), would have been US$229,474.

13.       SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2017
Revenues	$314,631	$141,889	$-	$456,520
Depreciation and amortization	5,365	5,015	2	10,382
Goodwill impairment charge	-	6,150	-	6,150
Operating earnings	27,786	11,201	(4,443)	34,544

2016
Revenues	$299,920	$109,163	$-	$409,083
Depreciation and amortization	5,207	4,836	5	10,048
Operating earnings	23,484	16,219	(3,125)	36,578

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2017
Revenues	$883,384	$383,963	$-	$1,267,347
Depreciation and amortization	15,943	14,281	9	30,233
Goodwill impairment charge	-	6,150	-	6,150
Operating earnings	60,104	32,487	(12,691)	79,900

2016
Revenues	$838,384	$263,389	$-	$1,101,773
Depreciation and amortization	15,785	10,112	59	25,956
Operating earnings	50,973	30,666	(10,006)	71,633

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended September 30

2017
Revenues	$431,010	$25,510	$456,520
Total long-lived assets	463,685	38,596	502,281

2016
Revenues	$384,716	$24,367	$409,083
Total long-lived assets	400,456	40,262	440,718

	United States	Canada	Consolidated

Nine months ended September 30

2017
Revenues	$1,195,556	$71,791	$1,267,347

2016
Revenues	$1,034,301	$67,472	$1,101,773

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE nine MONTH PERIOD ENDED September 30, 2017

(in US dollars)

November 1, 2017

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2017 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2016. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2017 and up to and including November 1, 2017.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

We reported strong operating results for the third quarter ended September 30, 2017. Consolidated revenue growth was 12% relative to the same quarter in the prior year. The top-line performance included 5% organic growth, with the balance from recent acquisitions, and resulted in growth in adjusted EBITDA. Operating earnings and earnings per share decreased versus the prior year quarter as a result of a goodwill impairment charge at Service America within our FirstService Brands segment, which was partially offset by improved profitability in both the FirstService Residential and FirstService Brands segments.

During the first three quarters of 2017, we acquired controlling interests in six businesses, three in our FirstService Residential segment and three in our FirstService Brands segment. The total initial cash consideration for these acquisitions was $35.0 million. During the past year, we also completed several other acquisitions in our two divisions, which provided additional revenue growth for the third quarter of 2017. These tuck-under acquisitions increase the geographic footprint and our service offering at FirstService Residential. The acquisitions also support the execution of our company-owned strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets and expand our operations and broaden our service capabilities at Century Fire Protection.

Results of operations - three months ended September 30, 2017

Revenues for our third quarter were $456.5 million, 12% higher than the comparable prior year quarter. On an organic basis, revenues were up 5% with the balance coming from recent acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $53.1 million versus $46.7 million reported in the prior year quarter. Our Adjusted EBITDA margin was 11.6% of revenues versus 11.4% of revenues in the prior year quarter, reflecting an increased margin from efficient labour management in our FirstService Residential segment, offset by a lower margin in our FirstService Brands segment due to an increased mix from our faster growing, lower margin company-owned operations. Operating earnings for the third quarter were $34.5 million, down from $36.6 million in the prior year quarter. The operating earnings margin was 7.6% versus 8.9% in the prior year quarter, with the decrease attributable to the Service America goodwill impairment charge, and partially offset by the FirstService Residential operating margin improvement as noted above.

Depreciation and amortization expense totalled $10.4 million for the quarter relative to $10.0 million for the prior year quarter.

We recorded a goodwill impairment charge in the amount of $6.2 million during the quarter. We performed our annual August 1 test and determined there was impairment in the Service America reporting unit within the FirstService Brands segment. The impairment was driven by weak financial performance and a resulting decline in estimated future discounted cash flows. No goodwill impairment charges were recorded in the prior year period.

Net interest expense was $2.5 million, versus $2.3 million recorded in the prior year quarter.

Other income was $1.3 million, versus $0.1 million in the prior year quarter. The variance is primarily related to the sale of certain software rights within the FirstService Brands segment.

The consolidated income tax rate for the quarter was 37%, compared to 33% of earnings before income tax in the prior year quarter, and relative to the statutory rate of 27% in both periods. The current quarter’s tax rate was affected primarily by the goodwill impairment charge which is not deductible for tax purposes.

Net earnings for the quarter were $21.1 million, versus $22.9 million in the prior year quarter. The decrease was attributable to the goodwill impairment charge in the FirstService Brands segment, offset by the growth in operating earnings in both the FirstService Residential and FirstService Brands segments. Excluding the goodwill impairment charge, net earnings for the current quarter would have been $27.3 million.

The non-controlling interest (“NCI”) share of earnings was $2.6 million for the third quarter, relative to $2.9 million in the prior period. The NCI redemption increment for the third quarter was $3.1 million, versus $4.3 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $314.6 million for the third quarter, up 5% versus the prior year quarter. Organic revenue growth was 3% and broad-based across most markets. Tuck-under acquisitions accounted for the balance of revenue growth. Top-line growth reflected contract wins across our business and new development in certain markets. Adjusted EBITDA was $33.3 million, versus $28.9 million in the prior year quarter. Operating earnings for the second quarter were $27.8 million, versus $23.5 million for the third quarter of last year. Margin expansion resulted from continued broad-based initiatives driving operational efficiencies and contribution from ancillary services.

Third quarter revenues at our FirstService Brands segment were $141.9 million, up 30% relative to the prior year period and including 10% organic growth. Adjusted EBITDA for the quarter was $23.2 million, up from $20.3 million in the prior year period. The third quarter was driven by strong double-digit organic growth across our company-owned operations at Paul Davis Restoration, California Closets and Century Fire Protection. Tuck-under acquisitions within each of these businesses further augmented top-line growth. The lower margin during the third quarter compared to the prior year period was due to increased mix from our faster growing, lower margin company-owned operations, as well as weak performance at Service America. Operating earnings for the third quarter were $11.2 million, versus $16.2 million in the prior year quarter, with the decrease being attributable to the goodwill impairment charge at Service America.

Corporate costs, as presented in Adjusted EBITDA, were $3.4 million for the quarter, relative to $2.4 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.4 million, relative to $3.1 million in the prior period. The increase versus the prior year period was primarily attributable to foreign exchange.

Results of operations - nine months ended September 30, 2017

Revenues for the nine months ended September 30, 2017 were $1.27 billion, 15% higher than the comparable prior year. Revenues on an organic basis were up 6% with the balance of growth coming from acquisitions.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $121.5 million versus $99.7 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 9.6% of revenues versus 9.0% of revenues in the prior year period, primarily due to improved profitability in the FirstService Residential segment. Operating earnings for the period were $79.9 million, up from $71.6 million in the prior year period driven by improved profitability within both the FirstService Residential and FirstService Brands segments, partially offset by the goodwill impairment charge at Service America in the FirstService Brands segment. Our operating earnings margin modestly declined to 6.3% versus 6.5% in the prior year period as a result of the impairment charge.

We recorded depreciation and amortization expense of $30.2 million for the nine month period relative to $26.0 million for the prior year period, with the increase primarily related to depreciation from recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense for the nine month period was $7.4 million, up from $6.7 million recorded in the prior year period.

Other income was $1.5 million, versus $0.2 million in the prior year period. The variance is attributable to the sale of certain software rights within the FirstService Brands segment.

Our consolidated income tax rate for the nine month period was 30%, compared to 35% of earnings before income tax in the prior year-to-date period, and relative to the statutory rate of 27% in both periods. The current period’s tax rate was affected primarily by ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which provides that tax effects of deductions in excess of compensation costs (“windfalls”) and tax deficiencies (“shortfalls”) be recorded in income tax expense. Prior to this update, the tax effects of windfalls and shortfalls were recorded primarily through equity. The effective tax rate for the full year is expected to be in the range of 30% to 33%.

Net earnings for the nine month period were $52.0 million, versus $42.5 million in the prior year period. The increase was primarily attributable to strong profitability within both of our divisions, as well as recent acquisitions, partially offset by the goodwill impairment charge at Service America.

Our FirstService Residential segment reported revenues of $883.4 million for the nine month period, up 5% over the prior year period. Excluding the impact of recently completed tuck-under acquisitions, revenue growth was 4% and broad-based across most markets. Adjusted EBITDA was $76.4 million relative to $67.0 million in the prior year period. Operating earnings were $60.1 million for the nine month period, relative to $51.0 million in the prior year period. Year-to-date margin expansion reflects the further realization of operating efficiencies, including effective labour cost management.

Year-to-date revenues at FirstService Brands were $384.0 million, an increase of 46% relative to the prior year period. Organic growth was 11%, while acquisitions contributed the remaining balance. Organic revenue growth resulted primarily from strong performance at our Paul Davis Restoration, California Closets and Century Fire Protection company-owned operations, as well as from higher system-wide sales at several of our franchised brands. Adjusted EBITDA for the period was $54.2 million, or 14.1% of revenues, versus $40.2 million, or 15.3% of revenues, for the prior year period. The lower Adjusted EBITDA margin compared to the prior year period was due to increased mix from our faster growing, lower margin company-owned operations. Operating earnings were $32.5 million, or 8.5% of revenues, versus $30.7 million, or 11.6% of revenues, in the prior year period. The year-to-date operating earnings margin was impacted by the increased contribution from company-owned operations as noted above, as well as the effect from the goodwill impairment charge at Service America.

Corporate costs, as presented in Adjusted EBITDA, for the nine month period were $9.2 million, relative to $7.5 million in the prior year period. On a GAAP basis, corporate costs were $12.7 million versus $10.0 million in the prior year period. The increase reflects headcount additions at our corporate office, as well as the impact of foreign exchange.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eleven most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2017
Revenues	$375,969	$434,858	$456,520
Operating earnings	9,548	35,808	34,544
Net earnings per share
Basic	0.13	0.51	0.43
Diluted	0.13	0.50	0.42

YEAR ENDED DECEMBER 31, 2016
Revenues	$307,586	$385,104	$409,083	$381,116
Operating earnings	4,261	30,794	36,578	18,917
Net earnings (loss) per share
Basic	(0.05)	0.35	0.44	0.19
Diluted	(0.05)	0.35	0.43	0.19

YEAR ENDED DECEMBER 31, 2015
Revenues	$272,189	$326,251	$349,525	$316,112
Operating earnings	1,407	23,936	31,417	13,987
Net earnings (loss) per share
Basic	(0.09)	0.21	0.39	0.09
Diluted	(0.09)	0.20	0.39	0.09

OTHER DATA
Adjusted EBITDA - 2017	$20,704	$47,618	$53,149
Adjusted EBITDA - 2016	12,716	40,245	46,703	$30,660
Adjusted EBITDA - 2015	9,321	32,312	39,077	22,328
Adjusted EPS - 2017	0.17	0.61	0.74
Adjusted EPS - 2016	0.08	0.52	0.62	0.41
Adjusted EPS - 2015	0.02	0.40	0.50	0.28

Seasonality and quarterly fluctuations

Certain segments of the operations of FirstService are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The FirstService Residential segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned.

The FirstService Brands segment includes outdoor painting and other franchised operations, which generate the majority of their revenues during the second and third quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2017	2016	2017	2016

Net earnings	$21,141	$22,938	$52,026	$42,527
Income tax	12,221	11,427	22,018	22,539
Other income, net	(1,317)	(71)	(1,522)	(172)
Interest expense, net	2,499	2,284	7,378	6,739
Operating earnings	34,544	36,578	79,900	71,633
Depreciation and amortization	10,382	10,048	30,233	25,956
Goodwill impairment charge	6,150	-	6,150	-
Acquisition-related items	1,180	(541)	1,951	(148)
Stock-based compensation expense	893	618	3,237	2,223
Adjusted EBITDA	$53,149	$46,703	$121,471	$99,664

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) goodwill impairment charges; (v) stock-based compensation expense; and (vi) a stock-based compensation tax adjustment related to a US GAAP change. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2017	2016	2017	2016

Net earnings	$21,141	$22,938	$52,026	$42,527
Non-controlling interest share of earnings	(2,582)	(2,863)	(6,741)	(5,179)
Acquisition-related items	1,180	(541)	1,951	(148)
Amortization of intangible assets	3,589	4,475	10,340	9,700
Goodwill impairment charge	6,150	-	6,150	-
Stock-based compensation expense	893	618	3,237	2,223
Stock-based compensation tax adjustment for US GAAP change	(1,307)	-	(5,930)	-
Income tax on adjustments	(1,748)	(2,006)	(5,269)	(4,658)
Non-controlling interest on adjustments	(112)	(78)	(274)	(173)
Adjusted net earnings	$27,204	$22,543	$55,490	$44,292

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2017	2016	2017	2016

Diluted net earnings per share	$0.42	$0.43	$1.05	$0.74
Non-controlling interest redemption increment	0.08	0.12	0.19	0.29
Acquisition-related items	0.03	(0.01)	0.05	-
Amortization of intangible assets, net of tax	0.06	0.07	0.16	0.15
Goodwill impairment charge	0.17	-	0.17	-
Stock-based compensation expense, net of tax	0.02	0.01	0.06	0.04
Stock-based compensation tax adjustment for US GAAP change	(0.04)	-	(0.16)	-
Adjusted earnings per share	$0.74	$0.62	$1.52	$1.22

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2017 was $76.3 million, versus $89.0 million in the prior year period. The decrease in operating cash flow was primarily attributable to changes in non-cash working capital driven by increases in accounts receivable to support growth in our company-owned operations in the FirstService Brands segment and increased cash tax payments versus the prior year period, during which we fully utilized tax loss carry-forwards. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2017, capital expenditures were $26.1 million, versus $20.1 million for the prior year period. The year-over-year increase was primarily driven by investments in our California Closets eastern centralized manufacturing center, as well as the impact of recent acquisitions in the FirstService Brands segment. Significant capital purchases include service vehicles in both operating segments, as well as information technology system investments in the FirstService Brands segment. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2017 are expected to be around $35 million, with additional growth-related investments as noted above.

In October 2017, we paid a quarterly dividend of $0.1225 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of the quarter ended September 30, 2017.

Net indebtedness as at September 30, 2017 was $232.5 million, versus $207.5 million at December 31, 2016. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at September 30, 2017 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $55.3 million of available un-drawn credit as of September 30, 2017.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $16.7 million as at September 30, 2017 ($10.4 million as at December 31, 2016) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to April 2019. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of September 30, 2017 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2017:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$292,336	$1,547	$139,502	$60,858	$90,429
Interest on long-term debt	39,063	9,263	16,541	10,379	2,880
Capital lease obligations	2,419	1,028	1,350	41	-
Contingent acquisition consideration	16,688	5,067	11,621	-	-
Operating leases	90,167	22,216	34,897	23,642	9,412

Total contractual obligations	$440,673	$39,121	$203,911	$94,920	$102,721

At September 30, 2017, we had commercial commitments totaling $6.1 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2017	2016

FirstService Residential	$67,182	$64,759
FirstService Brands	40,272	35,810
	$107,454	$100,569

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2017, the RNCI recorded on the balance sheet was $108.3 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2017 would be $0.32 and the accretion to adjusted EPS would be $0.13.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 10 and 16 to the December 31, 2016 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2016.

Impact of recently issued accounting standards

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company plans to adopt the new revenue recognition guidance in the first quarter of 2018 and will use the full retrospective method. The Company continues to evaluate the impact that adoption will have on its consolidated financial statements. Based on initial assessments, the impact of the application of the new revenue recognition guidance could result in the deferral of some revenues relating to franchise fees. The application could also result in gross revenue recognition of certain ancillary fees in the FirstService Brands segment. Previously, these would have been recorded on a net basis. The Company does not expect the impact to be more than 2% of annual consolidated revenues.

In February 2016, FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time the Company may elect to use the full or modified retrospective transition method. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2016, FASB issued ASU No. 2016-18, Restricted Cash. This ASU should reduce the diversity in practice in financial reporting for the classification of restricted cash, the classification of changes in restricted cash, and the presentation of cash payments and cash receipts that directly affect restricted cash. This ASU will require the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The guidance will be effective January 1, 2018 with retrospective transition. Beginning on the effective date, the Company will reflect restricted cash and its movements in the statement of cash flows.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have no such financial instruments in place.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2017 was $0.7 million (2016 - $0.4 million).

As at September 30, 2017, the Company had $2.5 million of loans receivable from minority shareholders (December 31, 2016 - $2.5 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,575,473 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof, 1,463,325 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2017 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events except as required by securities law.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.